UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

     REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 8 November 2013

Telecom Corporation of New Zealand Limited (“Telecom”)

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(Translation of registrant’s name into English)

New Zealand

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(Jurisdiction of incorporation or organization) Level 2 Telecom Place 167 Victoria Street West Auckland 1010 New Zealand

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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): n/a

This report on Form 6-K contains the following:

1. Media Release: Telecom Annual Meeting – Chairman’s Speech

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 8 November 2013	By:	/s/ Silvana Roest

	Name:	Silvana Roest
	Title:	Company Secretary

MEDIA RELEASE

8 November 2013

Telecom Corporation of New Zealand Limited

Chairman’s speech delivered at the 2013 Annual Meeting, Telecom Place, Auckland at 10.00am on 8 November 2013:

The (recent) road so far

In FY13 Telecom unveiled a new direction and strategy and commenced a transformational shift.

The imperative for this was driven, in part, by the explosion in demand for digital services, data and mobility and by the industry sector changes that have intensified competition for Telecom and other technology companies around the world.

It was also driven by the constraints of Telecom’s own legacy systems and by the uncompetitive cost and revenue structures weighted to a fixed line business that has been in systemic decline for many years. We had to address our cost base.

The opportunity to finally tackle this transformation free from the considerable demands of navigating our way through the operational separation, and the demerger from Chorus, has seen us able to move more quickly and decisively.

The Board was deeply involved with Simon and his team in the development of the strategy, and we fully endorse the lightning pace with which they have started. There is a lot of change underway in this business and the Board applauds the management team embracing that and going for it. We have set a direction and strategy aimed at Telecom becoming a growing New Zealand company, winning by customers choosing us to connect them at what the team call the speed of life.

Delivering on this ambition will create a more valuable company for you, and will contribute to a better future for New Zealand. Its about completing the shift from a traditional fixed and mobile infrastructure company to a future-oriented, competitive provider of communications, entertainment and IT services – from being network centric to customer and services centric.

The commencement of this change programme has been reflected in our results. At the FY13 results announcement in late August, we delivered a result reflecting several factors. It reflected the increased level of competition in the New Zealand market. It reflected the deliberate calls we made to compete aggressively on price and through our brands to target market share and strengthen our customer base. And it reflected the ongoing decline in fixed lines and fixed line margins.

We also made some deliberate moves to refocus our Gen-i business portfolio by divesting businesses such as Davanti and Auldhouse and investing in new businesses more relevant to our future, such as Revera. And we made some tough calls to significantly reduce our operating costs in order to become more competitive.

All these factors, as expected, negatively impacted our short-term operating margins and revenues for FY13, and contributed to what we are acutely aware was not a great financial result. Total revenues were down. EBITDA or operating earnings were down. Net earnings were down. The Board did, however, remain committed to maintaining a strong shareholder dividend, paying a full FY13 dividend of 16 cents per share, which we expect to maintain in FY14.

Despite the strong commitment and effort on the part of the team, we didn’t achieve the short-term financial objectives for the business. With this background, and the desire to further improve the link between performance and shareholder outcomes, staff only received low short-term bonuses for FY13.

The road ahead

The FY14 financial year will not get any easier. Competition is intense and the market is continuing to evolve.

What we are doing, and there no two ways about this, is incredibly difficult and, if the experience of other companies is a guide, will likely take several years of concerted effort to achieve.

At the same time, there are signs that give us some confidence we are on the right track. The centrally led turnaround programme to enable higher performance within the business is gathering pace. We are holding market share. A lot of tough calls around costs, including labour, have been made. A lot of new market and branding plays have been launched. Our business portfolio has been adjusted and strategic progress is noticeable.

There is still a lot more hard work to come to bridge the gap between the declining parts of the business and the growth potential from new businesses we are investing in, as well as continuing to improve customer service, whilst at the same time taking the action needed to get Telecom to a competitive cost structure.

This requires action on several fronts. We also need to create the right longer-term incentives to achieve the challenging targets needed to succeed, and ensuring an even stronger link between organisational performance and shareholder outcomes - in particular to incentivise the team to seek to execute the challenging turnaround programme as fast as possible.

With our longer term ambitions for Telecom in mind, we have been reworking the company’s remuneration approach to do more to incentivise the sort of performance that will be needed to deliver truly superior shareholder returns within a three year timeframe - a seriously aggressive timeframe to truly transform a business of the size and scale of Telecom. In line with this, the Board yesterday agreed to proceed with some targeted one-off performance equity grants to the Chief Executive and other senior Telecom managers, only exercisable in the event they achieve very challenging performance hurdles over the next three years.

Shareholders will have had to receive some aggressive total shareholder returns before this equity will vest. The hurdles will work on a sliding scale from 40% vesting at a total shareholder return of 1.5 times the cost of equity, to 100% vesting at 2.00 times the cost of equity. To put this into some context, for full vesting of this equity grant to occur Telecom’s shareholders would have to have received total shareholder returns over the three year period which would be greater than 20%, compounded annually. If these challenging performance hurdles are to be achieved, most particularly, shareholders will have benefited – big time.

Part of success is also about having the right people. The Board has confidence that Simon and his team are the right people to tackle this challenge and the steps taken to date only reinforce that confidence. I am also confident that we have a Board that has, since forming in late 2011, developed into a strong, cohesive group with a diverse mix of skills that fully backs the strategy, the CEO and his team.

Telecom today is in a very different position to only a few years ago. Any structural advantages we may have had are long gone, and the level of competition has grown. To make our strategic shift, a new organisation is needed. One that starts with what the customer needs and wants and works backwards from there. One that involves a total effort from the Board right through to the front-line customer service teams. One that is winning in key markets, particularly mobile and data, and then seeking to grow into new areas from there.

It is not just about becoming more competitive and generating more cash through a focus on costs. Nor is it just about having simpler systems and processes. That work is a critical aspect to getting back into the game. But the pathway to longer-term sustainable value requires growth. We must invest carefully in potential revenue growth areas needed for the longer-term, particularly through Telecom Digital Ventures, and initiatives such as national WiFi hotspots and the purchase of Revera.

We know it can be done. Across the Tasman, Telstra have clearly demonstrated, with a similar approach to ours, that it is possible for incumbent Telco’s, with a sound strategy and disciplined execution over time, to succeed in the dynamic new markets of today. The importance of telecommunications to New Zealand’s social and economic progress is now increasingly recognised, and the demand for data and mobility is rapidly growing. This raises the stakes and signals future opportunities.

Telecom will continue to execute on its strategic road-map and operational programme. From the Board perspective, everything we do is aimed at driving sustainable growth in shareholder value over time – as you would hope and expect.

As we said at the full year results announcement, there are still a lot of moving parts in our business. This makes the provision of EBITDA guidance within a narrow range difficult. However, the Board is comfortable with the progress being made, and would like to reiterate that, subject to no adverse change in operating outlook, we expect to pay a dividend of 16 cents per share for FY14.

Before I hand over to Simon, I’d like to thank the management and staff of Telecom for their ongoing commitment to reinventing Telecom as a growing New Zealand business.

I’d also like to thank you, our shareholders, for your continued support of Telecom. It’s a privilege to serve as your Chairman. As shareholders you are, in effect, brand ambassadors for this company. So I would encourage you to tell your family and friends about the way in which Telecom is changing and how competitive we have become.

If you aren’t already a customer – give us a try. Become a Telecom ambassador.

Thank you.

Telecom Corporation of New Zealand Limited ARBN 050 611 277

Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand Email: company.secretary@telecom.co.nz